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                                                              Exhibit 99.(a)(13)

FOR IMMEDIATE RELEASE                               CONTACT:  GLENN H. EPSTEIN
NASDAQ:IMGC                                                   CHAIRMAN & CEO

                                                    CONTACT:  CATHY YUDZEVICH
                                                              IR SPECIALIST
                                                              (518) 782-1122

INTERMAGNETICS COMPLETES TENDER OFFER FOR INVIVO CORPORATION

            -     ALL SHARES VALIDLY TENDERED ARE ACCEPTED FOR PURCHASE

            -     INVIVO TO BECOME WHOLLY OWNED SUBSIDIARY OF INTERMAGNETICS

LATHAM, NY, JANUARY 26, 2004 -- Intermagnetics General Corporation (NASDAQ:
IMGC) today announced the results of its cash tender offer for all of the outstanding shares of Invivo Corporation. The tender offer expired, as scheduled, at midnight EST on Friday, January 23. Based on a preliminary count, 5,695,898 shares were tendered and accepted for payment at a price of $22 per share. As of the expiration of the tender offer, Intermagnetics' owned approximately 96% of the outstanding common stock of Invivo, which will become a wholly owned subsidiary of Intermagnetics.

"Based on the due diligence we completed prior to this offer and our early attention to integration planning, we expect the transition to be a smooth process," said Glenn H. Epstein, chairman and chief executive officer of Intermagnetics. "With the completion of this tender offer, we can now move on to integrating the Invivo operations and bringing added value to our shareholders by leveraging the complementary strengths of both companies."

Invivo designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings, particularly during magnetic resonance imaging procedures. Intermagnetics' largest current business sector consists of the design and manufacture of powerful superconducting magnets for MRI systems as well as radio frequency coils that enable localized and highly detailed imagery required for the majority of MRI procedures.

All Invivo shares validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment. After Invivo is merged into a subsidiary of Intermagnetics, each share of Invivo common stock not previously purchased in the tender offer will be converted into the right to receive $22 in cash, without interest. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding stockholders of Invivo.

                                     -MORE-
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CONFERENCE CALL SCHEDULED

Intermagnetics will conduct a conference call Wednesday, January 28, 2004, beginning at 5:30 p.m. EST to further discuss the acquisition and the outlook for Intermagnetics. The call will be broadcast live and archived over the Internet through the company's web site www.intermagnetics.com under the Investor Relations section. The domestic dial-in number for the live call is
(877) 407-8037. The international dial-in number is (201) 689-8037. No conference code is required for the live call. A digital replay of the call will be available beginning Wednesday at 7:30 p.m. EST through midnight January 31, 2004, by dialing (201) 612-7415, using account number 2926 and requesting conference 91788.

INTERMAGNETICS (www.intermagnetics.com), drawing on the financial strength, operational excellence and technical leadership in its core businesses of MAGNETIC RESONANCE IMAGING and INSTRUMENTATION, has become a prominent participant in superconducting applications for ENERGY TECHNOLOGY. The company has a more than 30-year history as a successful developer, manufacturer and marketer of superconducting materials, radio-frequency coils, magnets and devices utilizing low- and high-temperature superconductors and related cryogenic equipment.

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